POLICIES & PROCEDURES MANUAL

GUARDIAN CAPITAL LP

PROXY VOTING POLICY

DESCRIPTION	:	One of the most significant aspects of corporate governance comes in the exercise of voting rights. The proxy vote is an important asset of any portfolio. Guardian has established proxy voting guidelines to ensure that, when Guardian is delegated voting rights by our Clients, as fiduciaries, we exercise such ownership rights in order to optimize the long-term value of those investments.

PURPOSE	:	The primary focus of our management of proxy voting is to maximize shareholder value. One of the ways of ensuring that companies focus attention on maximizing value for shareholders is through corporate governance. Well-managed companies, with strong, focused governance processes, generally, produce better long-term investment returns for all investors.

PRINCIPLE	:	The four key proxy issues identified by Guardian are: Boards of Directors, Executive Compensation, Takeover Protection and Shareholder Rights.. With regard to issues related to Social Responsibility, and other Stakeholder Proposals, Guardian will consider each proposal on its merits, based on both client direction and our aim of maximizing shareholder value. Fiduciary obligations do not require Guardian to become a shareholder activist. Finally, with regard to the appointment of auditors for a corporation, Guardian will generally vote for management’s recommendation, unless we believe that the firm to be appointed lacks, in our judgment, the necessary competence and independence to carry out their duties.

PRACTICE	:	Guardian must establish at account opening whether it has been delegated proxy voting authority.

To assist with the proxy voting process, Guardian subscribes to a proxy consulting service and a proxy voting service. The consulting service provides a professional review of all proxies issued by the companies held within our equity portfolios. The voting service votes proxies as specifically directed by Guardian Capital.

Guardian will vote all available proxies for each Client. Depending upon the deemed importance of a particular vote, on a best efforts basis, Guardian will recall proxies for shares which are out on loan.

There may be limited circumstances where Guardian does not vote on behalf of a Client. If Guardian determines that the costs in voting may exceed the expected benefit to a client, Guardian may elect not to cast a vote (e.g. voting on a foreign security where translation, due diligence, or legal costs exist or where inadequate information and delays in receiving materials impact the ability to make an informed decision.)

Compliance and Operations staff will monitor proxy voting opportunities through the use of the proxy consulting service, and will arrange for the exercise of voting rights. Guardian portfolio managers will be advised of the recommendations of the proxy consulting service and will direct Compliance to vote against the recommendation of the consulting service only where doing so is considered to be in the best interest of the Client.

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POLICIES & PROCEDURES MANUAL

GUARDIAN CAPITAL LP

Where a conflict, or potential conflict, of interest exists between the interest of a Client and Guardian or a Guardian affiliate or Associate, proxies are voted in accordance with investment considerations and investment merits, without regard to any other business relationship that may exist between Guardian and the portfolio company.

Examples of possible conflicts include:

●	voting proxies for all accounts in a certain way to retain or obtain business
●	situations where Guardian manages money for a portfolio company
●	significant personal relationship exists between a Guardian Associate and a proponent or beneficiary of a proxy proposal

There will be occasions where the applicable portfolio manager determines that the best interest of the Client may require a vote different than the recommendation of the proxy consulting service. On such occasions, the applicable portfolio manager shall document the reasons for the voting decision when instructing Compliance staff on how to vote the proxy.

Clients may direct Guardian on how to vote on a particular matter.

Guardian will maintain the following records relating to Proxy voting analysis and decisions:

●	proxy statements received for Client securities
●	records of votes cast on behalf of Clients
●	records of Client requests for proxy voting information and the response provided by Guardian
●	documents that record the basis for decision on a voting matter and any supporting materials

Proxy voting summaries are available to each client upon request. Clients may also obtain a copy of Guardian’s proxy voting policies and procedures upon request.

MONITORING	:	Guardian’s Governance Committee monitors and reviews the results of proxy voting quarterly.

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